Filed by Brandywine Operating Partnership pursuant to
Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended
Subject Company: Prentiss Properties Trust
Commission File No. 1-14516

Brandywine Realty Trust Announces Offering of $300 Million of Senior Unsecured Notes

PLYMOUTH MEETING, PA, December 15, 2005 – Brandywine Realty Trust (NYSE:BDN) announced today that its operating partnership, Brandywine Operating Partnership, L.P., has entered into an underwriting agreement to sell $300 million of 5.625% unsecured notes due December 15, 2010. Interest on the notes will be payable semi-annually on June 15 and December 15, commencing June 15, 2006. Settlement is scheduled for December 20, 2005. Net proceeds from the offering are expected to be used to fund a portion of the cash consideration in the pending merger with Prentiss Properties Trust.

All securities in this offering are rated Baa3 by Moody’s Investors Service and BBB- by Standard & Poor’s and Fitch Ratings. Joint book-running managers for the offering are J.P. Morgan Securities Inc. and Banc of America Securities LLC with Bear, Stearns & Co. Inc. as senior co-manager and SG Americas Securities, LLC as co-manager.

Copies of the prospectus supplement and prospectus relating to the offering may be obtained from J. P. Morgan Securities Inc., 270 Park Avenue, New York, NY 10017, High Grade Syndicate Desk – telephone (212) 834-4533 or Banc of America Securities LLC, 9 West 57th Street, NY1-301-2M-01, New York, NY 10019, High Grade Syndicate Desk – telephone (212) 933-3433.

About Brandywine Realty Trust

Brandywine Realty Trust, with headquarters in Plymouth Meeting, PA and regional offices in Mt. Laurel, NJ and Richmond, VA, is one of the Mid-Atlantic region's largest full service real estate companies. Brandywine owns, manages or has an ownership interest in 299 office and industrial properties, aggregating 24.2 million square feet.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the notes in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

Additional Information about the Merger and Where to Find It

On October 3, 2005, Brandywine Realty Trust (“Brandywine”), together with its operating subsidiary, Brandywine Operating Partnership, L.P. entered into an agreement and plan of merger (the “Merger Agreement”) that provides for the acquisition of Prentiss Properties Trust (“Prentiss”) and its operating subsidiary, Prentiss Properties Acquisition Partners, L.P. Brandywine and Prentiss Properties Trust filed with the Securities and Exchange Commission a registration statement on Form S-4 that contains a joint proxy statement/prospectus and other documents regarding the transactions provided for in the Merger Agreement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT BRANDYWINE AND PRENTISS AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Brandywine and Prentiss with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886).

Brandywine and Prentiss and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine's 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss and its trustees and executive officers, and their ownership of Prentiss securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

# # #

Note: Certain statements in this release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of the Company and its affiliates or industry results to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, the Company’s ability to lease vacant space and to renew or relet space under expiring leases at expected levels, the potential loss of major tenants, interest rate levels, the availability and terms of debt and equity financing, competition with other real estate companies for tenants and acquisitions, risks of real estate acquisitions, dispositions and developments, including cost overruns and construction delays, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the Company and the forward-looking statements contained herein are included in the Company’s filings with the Securities and Exchange Commission, including the Company’s Form 10-K for the year ended December 31, 2004. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

# # #